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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  18 June 2003


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X            Form 40-F
                                  ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No  X
                          ---                      ---

  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   PREMIER FARNELL PLC
                                                       (Registrant)


         Date:   June 18 2003                      By: Steven John Webb
                                                       ----------------
                                                   Steven John Webb
                                                   Group Company Secretary and
                                                   General Counsel


















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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

PREMIER FARNELL PLC

2)   Name of shareholder having a major interest

AXA S.A. AND ITS GROUP COMPANIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL AND NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NON-BENEFICIAL
AXA UK Investment Co ICVC                3,639,532
AXA World Funds II                          50,500
AXA World Funds                              7,050
Sun Life Nominees Ltd                      208,574
AXA France                                 718,685
AXA Royale Belge                           210,238
AXA Colonia Konzern                         15,000
AXA UK Group Pension Scheme              1,530,700
AXA Financial Inc.*                         23,431

* AXA Financial includes holdings for Alliance Capital Management

BENEFICIAL
Sun Life Pensions Management Ltd         1,343,547
Sun Life Pensions Management Ltd A/c X   7,183,053
Sun Life Assurance Society Plc           2,556,113
Sun Life Unit Assurance Ltd A/c X          892,065
Sun Life International (IOM) Ltd           450,000
AXA Belgium                                287,564
AXA Sun Life plc                         5,074,239

5)   Number of shares/amount of stock acquired

NOT DISCLOSED

6)   Percentage of issued class

N/A

7)   Number of shares/amount of stock disposed

NOT DISCLOSED

8)   Percentage of issued class

N/A


9)   Class of security

ORDINARY SHARES OF 5 PENCE EACH


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10)  Date of transaction

NOT DISCLOSED

11)  Date company informed

17 JUNE 2002

12)  Total holding following this notification


TOTAL NON-BENEFICIAL HOLDING =   6,403,710
TOTAL BENEFICIAL HOLDING     =  17,786,581

TOTAL HOLDING - 24,190,291

13)  Total percentage holding of issued class following this notification

% HOLDING - 6.67%

14)  Any additional information

N/A

15)  Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL: 0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

Date of notification 17 June 2003








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